EXHIBIT 12

REGAL BELOIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
	2013	2012	2011	2010	2009
Earnings available for fixed charges:
Income before taxes	$170.5	$269.9	$226.3	$220.7	$137.9
Interest expense	42.4	44.5	31.1	19.6	23.3
Estimated interest component of rental expense	13.1	12.2	10.7	6.6	6.3
Total earnings available for fixed charges	$226.0	$326.6	$268.1	$246.9	$167.5

Fixed charges:
Interest expense	$42.4	$44.5	$31.1	$19.6	$23.3
Estimated interest component of rental expense	13.1	12.2	10.7	6.6	6.3
Total fixed charges	$55.5	$56.7	$41.8	$26.2	$29.6
Ratio of earnings to fixed charges	4.1	5.6	6.4	9.4	5.7